THIS DOCUMENT IS A COPY OF THE AMENDMENT NO. 2 TO SCHEDULE 13G FILED ON FEBRUARY 18, 1997 PURSUANT TO THE TEMPORARY HARDSHIP EXEMPTION PROVIDED IN RULE 201 UNDER REGULATION ST.


                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No.  2) (1)


                       UroMed Corporation
--------------------------------------------------------------
                        (Name of Issuer)


                 Common Stock - no par value
--------------------------------------------------------------
               (Title or Class of Securities)


                         917274 10 2
-------------------------------------------------------------
                       (CUSIP Number)





--------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 917274-10-2     13G   Page 2 of 5 Pages

-----------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     John G. Simon
-----------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                 (a) / /
                                 (b) / /
----------------------------------------------------------------------------
 3   SEC USE ONLY

----------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     The United States of America
----------------------------------------------------------------------------
   NUMBER OF           5        SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   4,180,036  (See Item 4(a))
  OWNED BY           -------------------------------------------------------
    EACH               6        SHARED VOTING POWER
  REPORTING
   PERSON                       32,920
    WITH             -------------------------------------------------------
                       7        SOLE DISPOSITIVE POWER

                                3,994,707  (See Item 4(a))
                     -------------------------------------------------------
                       8        SHARED DISPOSITIVE POWER

                                32,920
----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,212,956  (See Item 4(a))
----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES  (See Instructions)         / /


----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.0% (2)
----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

     IN
----------------------------------------------------------------------------

-----------------------
      (2) Based upon an aggregate of 26,446,257 shares outstanding at December 31, 1996 as reported by the Issuer to the Reporting Person.




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                                                             Page 3 of 5 Pages



ITEM 1(a).     NAME OF ISSUER:

UroMed Corporation, a Massachusetts corporation (the "Company").


ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The principal executive office of the Company is located at 64 A Street, Needham, Massachusetts 02194.

ITEM 2(a).     NAME OF PERSON FILING:

This statement is filed by John G. Simon (the "Reporting Person").


ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the Reporting Person is c/o UroMed Corporation, 64 A Street, Needham, Massachusetts 02194.


ITEM 2(c).     CITIZENSHIP:

The Citizenship of the Reporting Person is the United States of America.


ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

This statement relates to the Company's Common Stock, no par value per share (the "Common Stock").


ITEM 2(e).     CUSIP NUMBER:

The CUSIP number for the Company's Common Stock is 917274 10 2.





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                                                             Page 4 of 5 Pages



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

Not applicable; filed pursuant to Rule 13d-1(c).

     (a)  / /  Broker or dealer registered under Section 15 of the Act.
     (b)  / /  Bank as defined in Section 3(a)(6) of the Act.
     (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act.
     (d) / / Investment Company registered under Section 8 of the Investment Company Act.
     (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).
     (g)  / /  Parent Holding Company, in accordance with Rule
               13d-1(b) (1)(ii)(G);  see Item 7.
     (h)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.   OWNERSHIP:

     (a) Amount beneficially owned: The Reporting person beneficially owns a total of 4,212,956(3) shares of the Common Stock.
     (b)  Percent of class:  16.0%(4)  (See Item 4(a)).
     (c)  Number of shares of Common Stock as to which such person has:

             (i)    Sole Power to vote or to direct the vote: 4,180,036
                    (See Item 4(a)).
             (ii)   Shared power to vote or to direct the vote: 32,920.
             (iii)  Sole power to dispose or to direct the disposition of:
                    3,994,707 shares (See Item 4(a)).
             (iv)   Shared power to dispose or to direct the disposition of:
                    32,920.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.





-------------------
     (3) Includes 16,460 shares of Common Stock which the Reporting Person has the current right to acquire pursuant to currently exercisable stock options. Also includes 185,329 shares of Common Stock held by other shareholders of the Company with respect to which the Reporting Person has the right to direct the vote pursuant to contractual relationships between the Company and such shareholders. In accordance with Rule 13d-4 under the Act, the Reporting Person disclaims beneficial ownership of these 185,329 shares owned by such other shareholders of the Company.

     (4) Based upon an aggregate of 26,446,257 shares outstanding at December 31, 1996 as reported by the Company to the Reporting Person.




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                                                             Page 5 of 5 Pages


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

Not applicable.


ITEM 10.  CERTIFICATION:

Not applicable.




                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 13, 1997
                                --------------------------------------
                                             (Date)


                                        /s/ John G. Simon
                                -------------------------------------
                                          John G. Simon